Exhibit 3.25

STATE of DELAWARE

LIMITED LIABILTIY COMPANY

CERTIFICATE of FORMATION

of

EnergySolutions Fuel Services, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company (hereinafter called the “company”), under the provisions and subject to the requirements of the Delaware Limited Liability Company Act, hereby certifies that:

1. The name of the limited liability company is EnergySolutions Fuel Services, LLC

2. The address of the registered office and the name and the address of the registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904, County of Kent.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 25th day of July, 2006.

Authorized Person